UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

KIT digital, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

482470200

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

June 14, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 2 of 6 Pages

.

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): CO

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 3 of 6 Pages

.

(1) Names of reporting persons JEC Capital Partners, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): CO

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 4 of 6 Pages

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): IN

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 1amends and supplements, as set forth below, the information contained in Items 4, 5 and 7 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2012 (the “Schedule 13D”). Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 1. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons sent a letter to the Board of Directors of the Issuer on June 14, 2012 requesting that the Board immediately add new directors to the Board who are truly independent and qualified to assist in managing the Company’s strategic alternatives process. A copy of the letter is filed herewith as Exhibit 1 and is incorporated herein by reference.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5(b) is hereby amended and restated to read as follows:

(b) Each of the Reporting Persons will have the shared power to vote or direct the vote, and the shared power to dispose of or direct the disposition of 4,397,000 shares of Common Stock, and the sole power to vote or direct the vote or to dispose or direct the disposition of no shares.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Letter to the Board of Directors, dated June 14, 2012.

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 14, 2012

JEC II Associates, LLC

	By:	/s/ K. Peter Heiland*
	Name:	K. Peter Heiland
	Title:	Manager

JEC Capital Partners LLC

	By:	/s/ K. Peter Heiland*
	Name:	K. Peter Heiland
Title:

/s/ K. Peter Heiland*
K. Peter Heiland

*By: /s/ James E. Dawson
James E. Dawson, as attorney-in-fact

Exhibit 1

JEC Capital Partners, LLC

68 Mazzeo Drive

Randolph, MA 02368

June 14, 2012

To the Board of Directors of KIT digital, Inc.

26 West 17th Street, 2nd Floor

New York, NY 10011

Gentlemen:

KIT digital, Inc. (the “Company”) is a young company with strong prospects that is now dramatically undervalued by the public market. We believe that the Company’s Board of Directors bears principal responsibility for the destruction of shareholder value that has occurred over the last several months.

We note that the Company has announced the formation of a Strategic Transaction Committee to explore various strategic alternatives for the Company and the receipt of expressions of interest. Amazingly, we understand this “committee” to be comprised of one director, all other directors being disqualified from serving on the Committee on account of preexisting conflicts. Evidently, the Board agrees with us that it is in no position to run this process as currently constituted. This is the same Board that managed and approved the Company’s recent poison PIPE financing which has bound the Company to onerous and oppressive terms, including a debilitating top-up provision that is highly dilutive and potentially extremely deleterious to existing equity holders. Approval of this financing transaction alone is reason enough for an immediate change to the composition of the Board.

It is clear that the current Board is hopelessly conflicted and unable to function as a disinterested fiduciary in dealing independently with certain offers that the Company may have received, or is likely to receive, from former insiders of the Company or their associates and affiliates. The Company’s interim Chief Executive Officer is inexperienced and untested in running a strategic alternatives process of the type announced by the Company, and has demonstrated greater interest in simply maintaining his job than enhancing shareholder value.

The current Board is devoid of meaningful shareholder representation. Yesterday’s announcement on Form 8-K aside, the current Board has done nothing to enhance shareholder value. If the Board remains unchanged, its demonstrated ability to destroy value will continue unchecked.

New independent directors are critically needed on the Board without further delay. Now is not the time to commence a months-long search process as a pretext for continuing to drift and forestall the inevitable replacement of the existing holdover Board. You do not need executive search consultants to find your own shareholders. The Board need look no further than our four nominees in its new director search. If you want to know who needs to be removed from the Board, you need only look in the mirror. We demand that the Board immediately add new shareholder directors who are truly independent and qualified to assist in managing the Company’s strategic alternatives process for the benefit of the Company’s equity owners.

Very truly yours,

JEC Capital Partners